UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

UNION BANKSHARES CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

90539J109
(CUSIP Number)

Robert J. Merlino
CapGen Capital Group VI LP
120 West 45th Street
Suite 1010
New York, New York 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Suite 2100
Los Angeles, California 90067
(310) 712-6600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 19, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 90539J109

1.	Name of Reporting Persons. CapGen Capital Group VI LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,960,560
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,960,560
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960,560
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0% (1)
14.	Type of Reporting Person (See Instructions) PN

____________

(1)
This calculation is based on 65,759,735 shares of common stock, par value $1.33 per share, of Union Bankshares Corporation outstanding as of February 20, 2018, as reported on Union Bankshares Corporation’s Annual Report on Form 10-K for the year ended December 31, 2018.

CUSIP No. 90539J109

1.	Name of Reporting Persons. CapGen Capital Group VI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,960,560
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,960,560
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960,560
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0% (1)
14.	Type of Reporting Person (See Instructions) OO

____________

(1)
This calculation is based on 65,759,735 shares of common stock, par value $1.33 per share, of Union Bankshares Corporation outstanding as of February 20, 2018, as reported on Union Bankshares Corporation’s Annual Report on Form 10-K for the year ended December 31, 2018.

CUSIP No. 90539J109

1.	Name of Reporting Persons. Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,960,560
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,960,560
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960,560
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0% (1)
14.	Type of Reporting Person (See Instructions) IN

____________

(1)
This calculation is based on 65,759,735 shares of common stock, par value $1.33 per share, of Union Bankshares Corporation outstanding as of February 20, 2018, as reported on Union Bankshares Corporation’s Annual Report on Form 10-K for the year ended December 31, 2018.

CUSIP No. 90539J109

1.	Name of Reporting Persons. Robert B. Goldstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,645
	8.	Shared Voting Power 3,960,560
	9.	Sole Dispositive Power 1,645
	10.	Shared Dispositive Power 3,960,560
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,962,205
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0% (1)
14.	Type of Reporting Person (See Instructions) IN

____________

(1)
This calculation is based on 65,759,735 shares of common stock, par value $1.33 per share, of Union Bankshares Corporation outstanding as of February 20, 2018, as reported on Union Bankshares Corporation’s Annual Report on Form 10-K for the year ended December 31, 2018.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 1 on Schedule 13D (this “Amendment”) to amend the Schedule 13D filed on January 10, 2018 (the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 4.	Purpose of Transaction
Item 4 of the 13D filing is hereby amended by adding the following:

The Reporting Persons have disposed of an aggregate of 818,900 shares of the Common Stock, or 1.3% of the Common Stock outstanding, since the 13D Filing.  The Reporting Persons may continue to dispose of some or all of the Common Stock that they beneficially own, and the amount and timing of any such transactions will depend upon the Reporting Persons’ individual continuing assessments of pertinent factors, including the ability to sell shares of Common Stock at particular price levels.

Item 5.	Interest in Securities of the Issuer

Item 5 of the 13D Filing is hereby amended and restated in its entirety as follows:
(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CapGen Capital Group VI LP	3,960,560	6.0%	3,960,560	0	3,960,560	0
CapGen Capital Group VI LLC	3,960,560	6.0%	3,960,560	0	3,960,560	0
Eugene A. Ludwig	3,960,560	6.0%	0	3,960,560	0	3,960,560
Robert B. Goldstein	3,962,205	6.0%	1,645	3,960,560	1,645	3,960,560

(1)
This calculation is based on 65,759,735 shares of Common Stock outstanding as of February 20, 2018, as reported on Union Bankshares Corporation’s Annual Report on Form 10-K for the year ended December 31, 2018.

(c)  Except as set forth in Exhibit 4, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e)  Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 3	Joint Filing Agreement, dated March 21, 2018, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC, Eugene A. Ludwig and Robert B. Goldstein.
Exhibit 4	Trading data for CapGen Capital Group VI LP.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2018

CAPGEN CAPITAL GROUP VI LP

By:	CAPGEN CAPITAL GROUP VI LLC, its general partner

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig
	Title:	Managing Member

CAPGEN CAPITAL GROUP VI LLC

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig
	Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig

ROBERT B. GOLDSTEIN

By:	/s/ Robert B. Goldstein
	Name:	Robert B. Goldstein

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title
Exhibit 3	Joint Filing Agreement, dated March 21, 2018, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC, Eugene A. Ludwig and Robert B. Goldstein.
Exhibit 4	Trading data for CapGen Capital Group VI LP.